

October 11, 2011

Via E-mail
Ms. Anna C. Jones
President and Chief Executive Officer
B-Maven, Inc.
3272 Reynard Way
San Diego, CA 92103

> **Re:** **B-Maven, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 28, 2011**
> **File No. 333-176376**

Dear Ms. Jones:

We have reviewed your registration statement and have the following comments.

General

1. We note your response to comment one of our letter dated September 13, 2011, but we remain concerned that the disclosure in your prospectus continues to suggest the kind of uncertainty ordinarily associated with a blank-check company. Specifically, it is unclear how you anticipate carrying out your stated business plan in the manner proposed given your funding requirements, the timing of those requirements compared to the timing of your anticipated product rollout, and the uncertainty of your plans for how to meet your funding requirements. Accordingly, we suggest that you either revise the registration statement to comply with Rule 419 or explain to us persuasively why, in view of the limited steps you have taken to advance and develop your business plan and operations, as described in your registration statement, you are not a blank check company.

Prospectus Summary, page 4

About B-Maven, Inc., page 4

2. We note your statement that the company has "no current plans" to be acquired or to merge with another company. Please disclose whether you have any intention to acquire or to merge with another company.

Risk Factors, page 6

Risks Related to the Business, page 6

Our internal controls may be inadequate as we grow . . . , page 11

3. In your revised disclosure, you state that with growth in your business, your internal controls may "become" inadequate or ineffective. Please revise this risk factor to address how you plan to implement a process to comply with your future obligations as a reporting company to maintain effective internal control over financial reporting and any challenges you anticipate with this process that might represent material risks.

The Offering, page 17

4. We note your new statement on page 17 that you believe the risks associated with the offering are worth taking because you believe "potential vendors, consultants and manufacturers will have a higher regard for a public company than a small, privately-held startup company." Please revise your disclosure to explain your basis for this belief. In this regard, we note your disclosure that the statement is based on your own observations and not on any formal studies.

5. We note the disclosure you added in response to comment 14 of our letter dated September 13, 2011, and we reissue the comment in part. Please clarify for us the purpose of your arrangement with Gary B. Wolff, P.C. to hold offering proceeds. Please tell us why you believe this arrangement is properly characterized as an escrow arrangement. In this regard, please tell us whether there are any circumstances under which proceeds could be released to parties other than the registrant and, if applicable, please describe these circumstances and the associated release conditions.

Management's Discussion and Analysis or Plan of Operation, page 22

6. We note your response to comment 18 of our letter dated September 13, 2011, and we reissue the comment. Please discuss how you anticipate paying the offering costs and developing, manufacturing, marketing, and distributing your products by 2012 when you require $225,000 at a minimum to do so and you have no financing, no plans for financing, and no current assets. We note your statement that you will begin to seek alternate financing, but you do not provide any details about your plans. We further note your statement that you will not incur cash obligations that you cannot satisfy with known resources, and you have performed no studies to determine whether it is feasible to anticipate satisfying obligations with restricted securities. Given the uncertain nature of your plans to seek and obtain financing and to incur obligations, it is unclear how you anticipate reaching your 2012 goal.

7. We note your reference on page 23, in the last paragraph of the "Operations" subsection, to a "secondary offering." Please clarify whether this is a reference to an additional offering of securities by the registrant (i.e., a capital-raising transaction for the registrant) or a reference to a resale transaction by holders of your securities (which transactions are commonly referred to as "secondary" offerings).

Liquidity, page 23

8. We note your response to comment 20 of our letter dated September 13, 2011. Please tell us what you mean by the phrase "as and when necessary" in this context, and discuss the consequences of accruing the amounts owed for this offering on your books and records due to your failure to pay the amounts owed "as and when necessary."

9. We note your response to comment 23 of our letter dated September 13, 2011. Specifically, we note your added disclosure that you have not entered into any oral or written agreements to raise or obtain funds and that your president will have to provide cash costs if you are unable to raise funds. Please clarify whether you have entered into any agreements or understandings with your president in this regard.

Business, page 25

Proposed Products, page 27

10. We note your response to comment 32 of our letter dated September 13, 2011. Specifically, we note your disclosure that you have no formal agreement with your proposed independent cosmetics formulator. Please clarify whether you have a legally-binding agreement with the formulator and, if applicable, please disclose the terms under which your proposed independent cosmetics formulator has been working with you. In this regard, we note your statement that the formulator, along with your founder, has developed sample products.

Employees, page 29

11. You added disclosure stating that you will "continue" to use independent contractors and consultants. However, on page 26, you state that you have only been in discussions with independent contractors and that you have not yet engaged their services. Please revise your disclosures as appropriate.

Plan of Distribution, page 37

12. We note your response to comment 42 of our letter dated September 13, 2011, and your revised disclosure. Please make similar revisions to the prospectus cover page and summary of the offering on page five.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or Dietrich King at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Pamela Long
Assistant Director

cc: Via E-mail
        Gary B. Wolff, P.C.